東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

12th August, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 11th August, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the announcements of the Company dated 16 June 2004 and 7 July 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004 and the filing by the Group of a petition for the winding-up of PEHL to the High Court of Hong Kong on 7 July 2004, respectively.

On 11 August 2004, the High Court of Hong Kong ordered PEHL to be wound-up under the provisions of the Companies Ordinance.

The Board does not expect any material adverse impact on the Group arising from the winding-up order against PEHL.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

WINDING UP ORDER AGAINST PEHL

Reference is made to the announcements of the Company dated 16 June 2004 and 7 July 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004 and the filing by the Group of a petition for the winding-up of PEHL to the High Court of Hong Kong on 7 July 2004, respectively.

On 11 August 2004, the High Court of Hong Kong ordered PEHL to be wound-up under the provisions of the Companies Ordinance. Pursuant to the Companies Ordinance, the Official Receiver shall by virtue of his office become the provisional liquidator of PEHL.

PEHL had incurred losses since the year ended 31 December 1998 and had been in a net liability position since the year ended 31 December 2002. The investment in PEHL by the Group has already been fully provided for in the consolidated accounts of the Group. On this basis, the Board does not expect any material adverse impact on the Group arising from the winding-up order against PEHL.

INFORMATION ON PEHL AND ITS SUBSIDIARIES

As stated in the announcements of the Company dated 16 June 2004 and 7 July 2004, the Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% equity interest of PEHL is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of PEHL.

For further details of PEHL and its subsidiaries, please refer to the Company's announcement dated 16 June 2004 and in particular, the section entitled "INFORMATION ON THE POLYCROWN GROUP".

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"Companies Ordinance"	Companies Ordinance (Chapter 32, Laws of Hong Kong)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Mr. Leung"	Mr. Leung Pok Ching
"Official Receiver"	the Official Receiver appointed under the Bankruptcy Ordinance (Chapter 6, Laws of Hong Kong)
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company

By order of the Board
Siu Tin Ho
Company Secretary

Hong Kong, 11 August 2004

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the announcements of the Company dated 16 June 2004 and 7 July 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004 and the filing by the Group of a petition for the winding-up of PEHL to the High Court of Hong Kong on 7 July 2004, respectively.

On 11 August 2004, the High Court of Hong Kong ordered PEHL to be wound-up under the provisions of the Companies Ordinance.

The Board does not expect any material adverse impact on the Group arising from the winding-up order against PEHL.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

WINDING UP ORDER AGAINST PEHL

Reference is made to the announcements of the Company dated 16 June 2004 and 7 July 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004 and the filing by the Group of a petition for the winding-up of PEHL to the High Court of Hong Kong on 7 July 2004, respectively.

On 11 August 2004, the High Court of Hong Kong ordered PEHL to be wound-up under the provisions of the Companies Ordinance. Pursuant to the Companies Ordinance, the Official Receiver shall by virtue of his office become the provisional liquidator of PEHL.

PEHL had incurred losses since the year ended 31 December 1998 and had been in a net liability position since the year ended 31 December 2002. The investment in PEHL by the Group has already been fully provided for in the consolidated accounts of the Group. On this basis, the Board does not expect any material adverse impact on the Group arising from the winding-up order against PEHL.

INFORMATION ON PEHL AND ITS SUBSIDIARIES

As stated in the announcements of the Company dated 16 June 2004 and 7 July 2004, the Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% equity interest of PEHL is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of PEHL.

For further details of PEHL and its subsidiaries, please refer to the Company's announcement dated 16 June 2004 and in particular, the section entitled "INFORMATION ON THE POLYCROWN GROUP".

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"Companies Ordinance"	Companies Ordinance (Chapter 32, Laws of Hong Kong)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Mr. Leung"	Mr. Leung Pok Ching
"Official Receiver"	the Official Receiver appointed under the Bankruptcy Ordinance (Chapter 6, Laws of Hong Kong)
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company

By order of the Board
Siu Tin Ho
Company Secretary

Hong Kong, 11 August 2004

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

公 佈

謹此提述本公司日期分別為二零零四年六月十六日及二零零四年七月七日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函及於二零零四年七月七日向香港高等法院提交將PEHL清盤之呈請之公佈。 於二零零四年八月十一日，香港高等法院頒令按照公司條例項下之條文將PEHL清盤。 董事會不預期頒令將PEHL清盤會對本集團造成任何重大不良影響。 **本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。**

將PEHL清盤之頒令

謹此提述本公司日期分別為二零零四年六月十六日及二零零四年七月七日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函及於二零零四年七月七日向香港高等法院提交將PEHL清盤之呈請之公佈。

於二零零四年八月十一日，香港高等法院頒令按照公司條例項下之條文將PEHL清盤。根據公司條例，破產管理署署長將因其職銜成為PEHL之臨時清盤人。

PEHL自截至一九九八年十二月三十一日止年度以來均錄得虧損，並自截至二零零二年十二月三十一日止年度起一直處於淨負債狀況。本集團於PEHL之投資已全面反映在本集團之綜合帳目內。有鑒於此，董事會不預期頒令將PEHL清盤會對本集團造成任何重大不良影響。

PEHL及其附屬公司資料

誠如本公司日期為二零零四年六月十六日及二零零四年七月七日之公佈所載述，本公司間接持有PEHL 51% 股權，PEHL餘下之49% 股權由Polyrich Profits Limited持有，據本公司所知，其為由梁先生全資擁有之公司。梁先生亦為PEHL之董事。

有關PEHL及其附屬公司之進一步詳情，請參閱本公司日期為二零零四年六月十六日之公佈，特別是標題為「多利加集團資料」之部份。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會(包括獨立非執行董事)
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「梁先生」	指	梁博程先生
「破產管理署署長」	指	根據破產條例(香港法例第6章)委任之破產管理署署長
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接擁有51%之附屬公司

承董事會命
公司秘書
蕭天好

香港，二零零四年八月十一日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

謹此提述本公司日期分別為二零零四年六月十六日及二零零四年七月七日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函及於二零零四年七月七日向香港高等法院提交將PEHL清盤之呈請之公佈。

於二零零四年八月十一日，香港高等法院頒令按照公司條例項下之條文將PEHL清盤。

董事會不預期頒令將PEHL清盤會對本集團造成任何重大不良影響。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

將PEHL清盤之頒令

謹此提述本公司日期分別為二零零四年六月十六日及二零零四年七月七日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函及於二零零四年七月七日向香港高等法院提交將PEHL清盤之呈請之公佈。

於二零零四年八月十一日，香港高等法院頒令按照公司條例項下之條文將PEHL清盤。根據公司條例，破產管理署署長將因其職銜成為PEHL之臨時清盤人。

PEHL自截至一九九八年十二月三十一日止年度以來均錄得虧損，並自截至二零零二年十二月三十一日止年度起一直處於淨負債狀況。本集團於PEHL之投資已全面反映在本集團之綜合帳目內。有鑒於此，董事會不預期頒令將PEHL清盤會對本集團造成任何重大不良影響。

PEHL及其附屬公司資料

誠如本公司日期為二零零四年六月十六日及二零零四年七月七日之公佈所載述，本公司間接持有PEHL 51% 股權，PEHL餘下之49% 股權由Polyrich Profits Limited持有，據本公司所知，其為由梁先生全資擁有之公司。梁先生亦為PEHL之董事。

有關PEHL及其附屬公司之進一步詳情，請參閱本公司日期為二零零四年六月十六日之公佈，特別是標題為「多利加集團資料」之部份。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會(包括獨立非執行董事)
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「梁先生」	指	梁博程先生
「破產管理署署長」	指	根據破產條例(香港法例第6章)委任之破產管理署署長
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接擁有51%之附屬公司

承董事會命
公司秘書
蕭天好

香港，二零零四年八月十一日

* *僅供識別*